UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

August 31, 2018

Sigmata Electronics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1253192
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

780 Reservoir Avenue #123

Cranston, RI 02910

(Full mailing address of principal executive offices)

401-714-5337

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sigmata Electronics, Inc., a Delaware corporation:

Our cash balance is $13 as of August 31, 2018. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Paul Moody, our Chief Executive Officer, and Jeffrey DeNunzio, our Chief Financial Officer, both of whom have informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Neither party has any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company. In order to implement our plan of operations for the next twelve-month period, we believe that we require a minimum of $100,000 of funding. We seek to obtain this funding through investments, as we do not yet have a reliable source of income, and seek to find a manufacturer for our patented technology (the quiet cable). We have filed a form 211 with FINRA to acquiesce a ticker symbol so that we can trade on the OTC marketplace. We believe this will increase our appeal to potential investors and allow us to raise capital we need to further our operations. We do not, at present, have a reliable estimate as to when we will be issued a ticker symbol, and as such we may not be able to raise the funds, through investment, that we require in order to progress our business operations. In the event that we end up trading on the OTC, it is possible that we may still not end up garnering the investments we need to achieve profitability. Being an early stage company, which has generated only a small amount of revenue, we have a very limited operating history. After a twelve-month period, we may need additional financing but currently we do not have any arrangements for such financing.

We believe that $100,000 will be sufficient in order to bring our business to the level of profitability where we can comfortably begin to fund our Company with revenue generated through the Company itself. We intend to utilize the majority of the capital to secure a deal with a manufacturer for our patented technology and then begin production. If we are successful in securing a deal with a manufacturer and have a reliable method of increasing our inventory then it is the Company’s belief that we will be able to fund future expansion efforts and operational activities through generated revenue. Management has arbitrarily determined $100,000 as our target amount to raise based upon the amount that our Management believes is necessary in order to fund our operations in the future and become profitable. This determination came about solely at the discretion of Management and is based upon no specific industry or business data. For the six months ended August 31, 2018, our expenses have totaled $550 from selling, general and administrative expenses. In order to fund our future operations we will require funds for marketing costs, additional physical inventory and general operating capital. Management believes that a sum of $100,000 will allow the Company to begin operating without requiring further monetary assistance from the officers and Directors, but this sum was determined arbitrarily. In the event that we do not raise the full $100,000 through investments we intend to attract, subsequent to being issued a ticker symbol, our course of action will not change, but it is possible we may require additional funding from our Officers and Directors in order to achieve our desired results. If our Officers and Directors do not, or are not willing to, provide us these funds the Company may have to seek alternative funding and/or cease operations entirely.

The Company has been attempting to find a manufacturer for our patented technology over the past six months. We have not yet finalized a deal on terms that the Company can agree to, and such plans will not be finalized until the Company has the ability to acquire further investment. It is the belief of the Company that we will require additional investments in order to finalize any sort of deal with a manufacturer that could result in the Company achieving profitability. At this time, it is our intention to attract additional investments subsequent to FINRA acquiescing a ticker symbol so that the Company can trade on the OTC marketplace.

The period of March 1, 2018 to August 31, 2018

Revenue: We did not generate any revenue this period.

Operating Expenses: Operating expenses for the period March 1, 2018 to August 31, 2018 were $550. Operating expenses for the period were comprised of professional fees.

Net Loss: Net loss for the period of March 1, 2018 to August 31, 2018 was $550. This net loss was the result of professional fees. Currently, operating costs exceed revenue because we have achieved no sales during this period. We cannot assure when, or if, revenue will exceed operating costs.

Liquidity and Capital Resources

We had a cash balance of $2 as of February 28, 2018 and $13 on August 31, 2018. Our capital needs have primarily been met by our officers, Paul Moody and Jeffrey DeNunzio. We will have additional capital requirements during 2018 and potentially the year following. We do not expect to be able to satisfy our cash requirements through direct or online sales, and therefore we will attempt to raise additional capital through future investments. We cannot provide any assurances that we will have sufficient capital in order to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans August 31, 2018.

The Company’s stock-based compensation was $0 for the six months ended August 31, 2018 and August 31, 2017.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Sigmata Electronics, Inc.

Balance Sheets as of August 31, 2018 (Unaudited) and February 28, 2018	4

Statements of Operations for the Six Months Ended August 31, 2018 and August 31, 2017 (Unaudited)	5

Statements of Cash Flows for the Six Months Ended August 31, 2018 and August 31, 2017 (Unaudited)	6

Notes to Unaudited Financial Statements	7 to 9

Sigmata Electronics, Inc.
Balance Sheets

	As of August 31, 2018 (Unaudited)	As of February 28, 2018
ASSETS
Current assets
Cash	$13	$2

Total current assets	$13	$2
Other assets
Patent, net amortization	$4,204	4,407
Total Assets	$4,217	4,409
LIABILITIES & STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,565	$1,790
Total liabilities	1,565	$1,790

Stockholders’ deficit
Preferred stock ($.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of February 28, 2018 and August 31, 2018)	-	-
Common stock ($.0001 par value, 500,000,000 shares authorized, 47,862,000 shares issued and outstanding as of February 28, 2018 and August 31, 2018)	4,786	4,786
Additional paid in capital	26,417	25,834
Accumulated deficit	(28,551)	(28,001)
Total stockholders’ deficit	2,652	2,619
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$4,217	4,409

The balance sheet of the Company at August 31, 2018 has been prepared by management and has not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Sigmata Electronics, Inc.

Statements of Operations

(Unaudited)

	Six Months Ended August 31, 2018	Six Months Ended August 31, 2017
Operating Expenses:
Selling general and administrative expenses	$550	$5,869
Total operating expenses	550	5,869

Net loss	$(550)	$(5,869)

Basic and diluted net loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding- Basic and diluted	47,862,000	47,862,000

The financial statements in regards to the six-month period ending August 31, 2018 and August 31, 2017 have been prepared by management and have not been audited by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Sigmata Electronics, Inc.

Statement of Cash Flows

(Unaudited)

	For the Six Months Ended August 31, 2018	For the Six Months Ended August 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(550)	$(5,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	203	-

Changes in operating assets and liabilities:
Account payable and accrued expenses	(225)	(4,575)
Net cash (used in) operating activities	(572)	(10,444)

FINANCING ACTIVITIES
Contribution of capital	$583	9,880
Net cash provided by financing activities	583	9,880

Net Change in Cash	11	(564)

Cash at beginning of period:	$2	$579
Cash at end of period:	$13	$15

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The financial statements in regards to the six-month period ending August 31, 2018 and August 31, 2017 have been prepared by management and have not been audited by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Sigmata Electronics, Inc.

Notes to the Unaudited Financial Statements for the Six Months Ended August 31, 2018

Note 1 - Organization and Description of Business

Sigmata Electronics, Inc. (the Company) was incorporated under the laws of the State of Delaware on January 28, 2016. The Company sells electronics merchandise online through its website and also through direct selling efforts.

The Company has elected February 28th as its year end.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at August 31, 2018 and February 28, 2018 were $13 and $2, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.  No deferred tax assets or liabilities were recognized at August 31, 2018 or 2017.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of August 31, 2018 and 2017 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans at August 31, 2018 and 2017.

The Company’s stock-based compensation was $0 for the six months ended August 31, 2018 and August 31, 2017.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Patents and Trademarks

On February 2, 2017, the Company acquired the technical contributions and assignment of all exclusive rights to and for the Self-Muting Audio Connector patent with a USPTO patent from Jeffrey Howard Purchon, an unrelated party, for $5,000. The Company had capitalized costs in purchasing the patent in the amount of $4,840. The company also acquired $160 in inventory pursuant to the purchase of the patent. The inventory is comprised of 8 Self-Muting Audio Connector cables each valued at $20. The inventory came with the purchase of the patent and no additional capital was necessary to acquire this inventory.

The Company began amortizing the patent on date of acquisition using the straight-line method over 12 years, the legal life and useful life of patent since it was originally recorded with the USPTO February 12, 2009. Accumulated amortization expense through August 31, 2018 was approximately $636.

Note 5 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 20,000,000 shares with a par value of $0.0001. The Company has issued no preferred shares as of August 31, 2018.

Common Stock

The authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.0001. There were 47,862,000 shares of common stock issued and outstanding as of August 31, 2018 and August 31, 2017.

The Company does not have any potentially dilutive instruments as of August 31, 2018 and, thus, anti-dilution issues are not applicable.

On January 28, 2016 the Company issued 20,000,000 of its $0.0001 par value common stock totaling $2,000 to the Director and CEO of the Company and issued 20,000,000 of its $0.0001 par value common stock totaling $2,000 to the Director and CFO of the Company in exchange for developing the Company’s business concept and plan.

On November 28, 2016, our two majority shareholders, Paul Moody and Jeffrey DeNunzio, each have agreed to, and have since cancelled, 11,500,000 shares of restricted common stock respectively and 750,000 shares of freely transferable common stock respectively.

Subsequent to the above cancellation of shares, on November 28, 2016 the Company authorized and conducted a forward stock split. Every one share of common stock held by stockholders has been converted into three (3) shares of common stock.

The below table details the shares held by the respective individuals as a result of the above events:

Shareholders	Freely Transferable Shares (Common Stock)	Restricted Shares (Common Stock)	Total Shares (Common Stock)
Jeffrey DeNunzio*	5,250,000	18,000,000	23,250,000
Paul Moody*	5,250,000	18,000,000	23,250,000
Other Shareholders	1,362,000	0	1,362,000
Total	11,862,000	36,000,000	47,862,000

Pertinent Rights and Privileges

Holders of shares of Common Stock are entitled to one vote for each share held to be used at all stockholders’ meetings and for all purposes including the election of directors. Common Stock does not have cumulative voting rights. Nor does it have preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock.

Holders of shares of Preferred Stock are entitled to voting rights where every one share of Preferred Stock has voting rights equal to one hundred shares of Common Stock.

Additional Paid In Capital

During the six months ended August 31, 2018 our CEO paid operating expenses totaling $583 which was recorded as additional paid-in capital.

Note 6- Related-Party Transactions

Equity

On January 28, 2016 the Company issued 20,000,000 of its $0.0001 par value common stock totaling $2,000 to the Director and CEO of the Company and issued 20,000,000 of its $0.0001 par value common stock totaling $2,000 to the Director and CFO of the Company in exchange for developing the Company’s business concept and plan.

During the period ending February 29, 2016 our CFO paid operating expenses in the amount of $415 and our CEO transferred cash to the company in the amount of $100. These amounts were recorded as additional paid in capital.

During the year ended February 28, 2017 our CFO paid operating expenses in the amount of $8,743 and our CEO paid operating expenses in the amount of $2,500, totaling $11,243 and recorded as additional paid in capital.

During the year ended February 28, 2018 our CEO paid operating expenses in the amount of $11,407 which was recorded as additional paid in capital.

During the six months ended August 31, 2018 our CEO paid operating expenses totaling $583 which was recorded as additional paid-in capital.

Office Space

At this time the Company does not have office space. Our Officers and Directors utilize home offices for all Company operations rent free.

Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Delaware Secretary of State on January 28, 2016 *
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on August 30, 2016.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigmata Electronics, Inc.

Date:	November 9, 2018	By:	/s/ Paul Moody
Paul Moody, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Moody	Chief Executive Officer	November 9, 2018
Paul Moody	(Principal Executive Officer)

/s/ Jeffrey DeNunzio	Chief Financial Officer and Chief Accounting Officer	November 9, 2018
Jeffrey DeNunzio	(Principal Financial Officer and Principal Accounting Officer)